OSISKO REPORTS STRONG SECOND QUARTER 2021 RESULTS
INCREASES QUARTERLY DIVIDEND BY 10%

Record operating cash flows from the royalties and streams segment of $37.3 million
Record cash margin of $47.2 million

Montréal, August 9, 2021 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the second quarter of 2021. Amounts presented are in Canadian dollars, except where otherwise noted.

Financial Highlights

  Earned 20,178 GEOs1 (Q2 2020 -12,245 GEOs)

  Record revenues from royalties and streams of $49.9 million (Q2 2020 - $28.7 million)

  Cash margin4 of 94% from royalty and stream interests (Q2 2020 - 95%)

  Consolidated cash flows from operating activities of $30.9 million (Q2 2020 - $15.4 million)

    Record operating cash flows from the royalties and streams segment2 of $37.3 million
    Operating cash flows from the mining exploration and development segment3 (i.e. Osisko Development Corp. - TSX-V:ODV) of ($6.4) million

  Net loss attributable to Osisko's shareholders of $14.8 million, or $0.09 per basic share (Q2 2020 - net earnings of $13.0 million, or $0.08 per basic share), as a result of an impairment charge of $36.1 million on the Bonanza Ledge Phase 2 project, operated by Osisko Development

  Adjusted earnings5 of $20.2 million, or $0.12 per basic share5 (Q2 2020 - $5.7 million, or $0.03 per basic share)

    Adjusted earnings5 from the royalties and streams segment2 of $23.9 million, or $0.14 per basic share5
    Adjusted loss5 from the mining exploration and development segment3 of $3.7 million, or $0.02 per basic share5
  Quarterly dividend increased by 10% to $0.055 per share (annualized dividend of $0.22 per share), payable on October 15, 2021 to shareholders of record as of the close of business on September 30, 2021
  Osisko amended its revolving credit facility and increased the amount available by $150.0 million to $550.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $650.0 million). The maturity date of the facility was extended to July 30, 2025, which can be further extended annually. The applicable margins have also been reduced, therefore reducing the fees on the undrawn and drawn portions of the facility. The drawn portion of the facility remains unchanged.

Sandeep Singh, President and CEO of Osisko commented on the activities of the second quarter of 2021: "In the second quarter, our royalty and streaming business generated record revenues, cash margins and operating cash flows, as our main assets continue to deliver strong performance. The increase and extension of our credit facility, at a reduced cost of capital, also demonstrates the confidence of our lenders in our business and increases our financial flexibility and ability to pursue growth opportunities. On the back of strong first half 2021 results and our ongoing financial strength, we have prioritized returns to shareholders and increased our quarterly dividend by 10%. Our high margin business affords us the ability to continue, and increase, returns to investors despite a volatile market."

Financial Highlights by Operating Segment

(in thousands of dollars, except per share amounts)

As a result of its 75% ownership in Osisko Development, the assets, liabilities, results of operations and cash flows of the Company consolidate the activities of Osisko Development and its subsidiaries. The table below provides some financial highlights per operating segment. More information per operating segment can be found in the consolidated financial statements and management's discussion and analysis for the three months ended June 30, 2021.

	For the three months ended June 30,
	Osisko Gold Royalties (i)		Osisko Development (ii)		Consolidated
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$

Cash (As at June 30, 2021 and Dec. 31, 2020) (iii)	110,341	105,097	144,622	197,427	254,963	302,524

Revenues	57,246	40,758	775	-	57,246	40,758
Cash margin (iv)	47,150	27,813	-	-	47,150	27,813
Gross profit	35,713	19,121	-	-	35,713	19,121
Operating expenses (G&A, bus. dev and exploration)	(6,483)	(6,488)	(4,649)	(998)	(11,132)	(7,486)
Net earnings (loss)	16,341	12,781	(41,404)	267	(25,063)	13,048
Net earnings (loss) attributable to Osisko's shareholders	n/a	n/a	n/a	n/a	(14,759)	13,048
Net earnings (loss) per share (v)	n/a	n/a	n/a	n/a	(0.09)	0.08
Adjusted net earnings (loss) (vi)	23,877	6,614	(3,727)	(881)	20,150	5,733
Adjusted net earnings (loss) per basic share (vi)	0.14	0.04	(0.02)	(0.01)	0.12	0.03

Cash flows from operating activities (vii)	37,340	16,802	(6,423)	(1,380)	30,917	15,422
Cash flows from investing activities (vii)	(42,377)	(32,215)	(47,464)	(11,459)	(89,841)	(43,674)
Cash flows from financing activities	(3,542)	63,733	(1,718)	12,813	(5,260)	76,546

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development). Represents the mining exploration, evaluation and development segment.

(iii) As at June 30, 2021 and December 31, 2020.

(iv) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Notes at the end of this press release for a reconciliation.

(v) Attributable to Osisko's shareholders.

(vi) Adjusted earnings (loss) and adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Please refer to the Notes at the end of this press release for a reconciliation.

(vii) Consolidated results are net of the intersegment transactions.

Other Highlights

  Published Osisko's inaugural ESG report and commitment to the Ten Principles of the United Nations Global Compact.
  Acquired six royalties and one precious metals offtake, from two private sellers, for total cash consideration of US$26.0 million ($32.6 million). Four of the royalties are on claims overlying the Spring Valley project held by Waterton Global Resource Management, and increased the Company's current net smelter return ("NSR") royalty on Spring Valley from 0.5% to between 2.5% - 3.0% (sliding scale royalty percentages as long as gold prices are above US$700 per ounce).

  Entered into a royalty transfer agreement to purchase a 2.75% NSR royalty on the Tocantinzinho gold project ("Tocantinzinho") held by Eldorado Gold Corp. for cash consideration of US$10 million ($12.6 million). The operator of Tocantinzinho has a one-time buy-down option in relation to the royalty. At the time of project construction, the operator may make a payment of US$5.5 million to reduce the royalty percentage by 2% resulting in a royalty of 0.75%. Pursuant to a pre-existing agreement, the buy-down payment is payable to the original royalty owners.
  GoGold Resources Inc. ("GoGold") and Osisko Bermuda Limited ("Osisko Bermuda"), a subsidiary of Osisko, entered into an agreement to convert the current Parral gold and silver offtake into a life-of-mine gold and silver stream. Under the stream, Osisko Bermuda will receive, effective April 29, 2021, 2.4% of the gold and silver produced from tailings piles currently owned or acquired by GoGold, with a transfer price of 30% of the gold and silver spot prices. Osisko currently has no other offtake agreements on producing assets.
  Declared a quarterly dividend of $0.05 per common share paid on April 15, 2021 to shareholders of record as of the close of business on March 31, 2021.

Osisko Development Update

Osisko Development is currently conducting an extensive drilling program of approximately 200,000 metres to expand and delineate the known and new vein corridors and deposits at the Cariboo gold project. This exploration is focused on the expansion of the Lowhee Zone and further delineation of the Cow, Valley, Mosquito and Shaft deposits with ten diamond drill rigs. Regional greenfield exploration will occur along the Burns, Yanks and Cariboo Hudson targets and will include geological mapping and geochemical surface sampling.

A total of approximately 100,000 metres have been drilled thus far in 2021 by Osisko Development as part of the exploration and category conversion program at the Cariboo gold property on Mosquito Creek, Lowhee, Valley and Shaft. The drilling confirmed down dip extensions of mineralized vein corridors and high-grade intercepts within the current mineral resource estimate. The objective of the 2021 exploration and delineation program is to convert inferred resources to indicated resources to support reserves for the ongoing feasibility study and to increase overall ounces in the inferred and indicated resource categories by exploring the depth and strike potential of the known deposits.

Osisko Development received the Cow Mountain Underground Bulk Sample Permit in July 2021. Design and development work has been initiated for the underground portal. Osisko Development will also continue developing the Cariboo gold deposit and is working at completing a feasibility study in the first semester of 2022.

Impairment - Bonanza Ledge Phase 2 project

In March 2021, processing of ore commenced at the Bonanza Ledge Phase 2 project and Osisko Development earned its first pre-commercial production revenues of $0.8 million since recommissioning of the Quesnel Regional Mill. This is a small underground satellite project that will help train the workforce and also serve to permanently sequester above-ground waste material from historical operations and mitigate an existing environmental liability.

As a result of operational challenges incurred during the second quarter for 2021, it was determined that total capital and production costs related to the Bonanza Ledge Phase 2 project would be higher than originally planned. These factors were considered indicators of impairment, among other facts and circumstances and, accordingly, management performed an impairment assessment as at June 30, 2021. As a result of the impairment assessment, Osisko Development recorded an impairment charge of $36.1 million on the Bonanza Ledge Phase 2 project during the three months ended June 30, 2021.

For additional information on the Osisko Development activities, please refer to the press releases and other documents filed on Sedar (www.sedar.com) under Osisko Development's profile and on its website (www.osiskodev.com).

Q2 2021 Results and Conference Call Details

Conference Call:	Tuesday, August 10, 2021 at 10:00 am EDT
Dial-in Numbers:	North American Toll-Free: 1 (888) 550-4423 Local and International: 1 (438) 801-4067
Replay (available until August 17, 2021 at 11:59 pm EDT):	North American Toll-Free: 1 (800) 770-2030 Local and International: 1 (647) 362-9199 Access code: 1981388
Replay also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 150 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor

Vice President, Investor Relations

Tel. (514) 940-0670 x105

htaylor@osiskogr.com

Notes:

(1) Gold equivalent ounces ("GEOs") are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements has been converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Gold(1)	$1,816	$1,711	$1,805	$1,645
Silver(2)	$27	$16	$26	$17

Exchange rate (US$/Can$)(3)	1.2282	1.3853	1.2471	1.3651

(1) The London Bullion Market Association's pm price in U.S. dollars.

(2) The London Bullion Market Association's price in U.S. dollars.

(3) Bank of Canada daily rate.

(2) The royalties and streams segment refers to the royalty, stream and other interests segment, which corresponds to the activities of Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(3) The mining exploration and development segment refers to the mining exploration, evaluation and development segment, which corresponds to the activities of Osisko Development Corp. and its subsidiaries.

(4) Cash margin, which represents revenues less cost of sales, is a non-IFRS measure. The Company believes that this non-IFRS generally-accepted industry measure provides a realistic indication of operating performance and provides a useful comparison with its peers. The following table reconciles the cash margin to the revenues and cost of sales presented in the consolidated statements of income (loss) and related notes (in thousands of Canadian dollars):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$

Revenues	57,246	40,758	124,169	93,363
Less: Revenues from offtake interests	(7,339)	(12,025)	(25,265)	(26,796)
Revenues from royalty and stream interests	49,907	28,733	98,904	66,567

Cost of sales	(10,096)	(12,945)	(30,493)	(30,228)
Less: Cost of sales of offtake interests	7,104	11,454	24,343	25,376
Cost of sales of royalty and stream interests	(2,992)	(1,491)	(6,150)	(4,852)

Revenues from royalty and stream interests	49,907	28,733	98,904	66,567
Less: Cost of sales of royalty and stream interests	(2,992)	(1,491)	(6,150)	(4,852)
Cash margin from royalty and stream interests	46,915	27,242	92,754	61,715

	94%	95%	94%	93%

Revenues from offtake interests	7,339	12,025	25,265	26,796
Less: Cost of sales of offtake interests	(7,104)	(11,454)	(24,343)	(25,376)
Cash margin from offtake interests	235	571	922	1,420

	3%	5%	4%	5%

(5) The Company has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

"Adjusted earnings (loss)" is defined as "Net earnings (loss)" adjusted for certain items: "Foreign exchange gain (loss)", "Impairment of assets", including impairment on financial assets and investments in associates, "Gains (losses) on disposal of exploration and evaluation assets", "Unrealized gain (loss) on investments", "Share of loss of associates", "Deferred premium income on flow-through shares", "Deferred income tax expense (recovery)" and other unusual items such as transaction costs.

Adjusted earnings (loss) per basic share is obtained from the "adjusted earnings (loss)" divided by the "Weighted average number of common shares outstanding" for the period.

	For the three months ended June 30,
	2021			2020
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	16,341	(41,404)	(25,063)	12,781	267	13,048

Adjustments:
Impairment of assets	-	40,479	40,479	3,117	-	3,117
Foreign exchange (gain) loss	(169)	791	622	544	-	544
Unrealized loss (gain) on investments	1,553	13	1,566	(11,337)	(2,586)	(13,923)
Share of loss of associates	1,111	750	1,861	628	830	1,458
Deferred premium income on flow-through shares	-	(2,798)	(2,798)	-	-	-
Deferred income tax expense (recovery)	5,041	(1,558)	3,483	881	608	1,489

Adjusted earnings (loss)	23,877	(3,727)	20,150	6,614	(881)	5,733

Weighted average number of common shares outstanding (000's)	167,895	167,895	167,895	164,733	164,733	164,733

Adjusted earnings (loss) per basic share	0.14	(0.02)	0.12	0.04	(0.01)	0.03

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries. Represents the mining exploration, evaluation and development segment.

	For the six months ended June 30,
	2021			2020
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	29,805	(45,105)	(15,300)	(213)	(57)	(270)

Adjustments:
Impairment assets	4,400	40,479	44,879	30,323	-	30,323
Foreign exchange (gain) loss	(140)	1,535	1,395	(1,557)	-	(1,557)
Unrealized loss (gain) on investments	2,942	(1,297)	1,645	(10,582)	(4,876)	(15,458)
Share of loss of associates	736	1,157	1,893	1,785	1,389	3,174
Deferred premium income on flow-through shares	-	(3,267)	(3,267)	-	-	-
Deferred income tax expense (recovery)	9,573	(2,740)	6,833	(2,459)	434	(2,025)

Adjusted earnings (loss)	47,316	(9,238)	38,078	17,297	(3,110)	14,187

Weighted average number of common shares outstanding (000's)	167,696	167,696	167,696	160,067	160,067	160,067

Adjusted earnings (loss) per basic share	0.28	(0.06)	0.23	0.11	(0.02)	0.09

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development). Represents the mining exploration, evaluation and development segment.

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs"), especially as they relate to production guidance for 2021, are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, including exploration results from other properties over which Osisko holds an interest, Osisko's ability to seize future opportunities including as a result of its increased financial flexibility and the ability of Osisko Development to achieve the objective of its 2021 exploration and delineation program to successfully expand and delineate the known and new vein corridors and deposit at the Cariboo gold project, and the successful performance of regional greenfield exploration work along the Burns, Yanks and Shaft deposits, the timely development of the Cariboo gold project and timely completion of the related feasibility study, the achievement of the goals pursued by Osisko Development in mining the Bonanza Ledge Phase 2 deposit. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results deriving from Osisko's royalties, streams and other interests to differ materially from those in forward-looking statements include, without limitation: the uncertainties related to the COVID-19 impacts, the influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko and exercise of third party rights affecting proposed investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko's ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets
(tabular amounts expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2021	2020
	$	$

Assets

Current assets

Cash	254,963	302,524
Short-term investments	3,408	3,501
Amounts receivable	17,364	12,894
Inventories	25,839	10,025
Other assets	3,490	6,244
	305,064	335,188

Non-current assets

Investments in associates	124,454	119,219
Other investments	135,428	157,514
Royalty, stream and other interests	1,121,428	1,116,128
Mining interests and plant and equipment	554,491	489,512
Exploration and evaluation	45,349	42,519
Goodwill	111,204	111,204
Other assets	13,309	25,820
	2,410,727	2,397,104

Liabilities

Current liabilities

Accounts payable and accrued liabilities	38,924	46,889
Dividends payable	8,404	8,358
Provisions and other liabilities	21,416	4,431
Current portion of long-term debt	-	49,867
	68,744	109,545

Non-current liabilities

Provisions and other liabilities	40,200	41,536
Long-term debt	401,954	350,562
Deferred income taxes	57,599	54,429
	568,497	556,072

Equity

Share capital	1,797,646	1,776,629
Warrants	18,072	18,072
Contributed surplus	39,759	41,570
Equity component of convertible debentures	14,510	17,601
Accumulated other comprehensive income	49,688	48,951
Deficit	(247,280)	(174,458)
Equity attributable to Osisko Gold Royalties Ltd's shareholders	1,672,395	1,728,365
Non-controlling interests	169,835	112,667
Total equity	1,842,230	1,841,032
	2,410,727	2,397,104

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$

Revenues	57,246	40,758	124,169	93,363

Cost of sales	(10,096)	(12,945)	(30,493)	(30,228)
Depletion of royalty, stream and other interests	(11,437)	(8,692)	(23,364)	(22,392)
Gross profit	35,713	19,121	70,312	40,743

Other operating expenses
General and administrative	(9,171)	(5,818)	(19,077)	(12,102)
Business development	(1,118)	(1,634)	(2,105)	(2,772)
Exploration and evaluation	(843)	(34)	(1,180)	(76)
Impairments - royalty, stream and other interests	-	-	(2,288)	(26,300)
Impairments - mining exploration, evaluation and development	(40,479)	-	(40,479)	-
Operating (loss) income	(15,898)	11,635	5,183	(507)
Interest income	1,348	1,075	2,658	2,196
Finance costs	(5,884)	(6,636)	(12,027)	(13,498)
Foreign exchange (loss) gain	(406)	(608)	(1,535)	1,718
Share of loss of associates	(1,861)	(1,458)	(1,893)	(3,174)
Other gains (losses), net	1,629	10,806	(281)	11,435
(Loss) earnings before income taxes	(21,072)	14,814	(7,895)	(1,830)
Income tax (expense) recovery	(3,991)	(1,766)	(7,405)	1,560
Net (loss) earnings	(25,063)	13,048	(15,300)	(270)

Net (loss) earnings attributable to:
Osisko Gold Royalties Ltd's shareholders	(14,759)	13,048	(4,165)	(270)
Non-controlling interests	(10,304)	-	(11,135)	-

Net (loss) earnings per share
Basic and diluted	(0.09)	0.08	(0.02)	-

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and six months ended June 30, 2021 and 2020
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,

	2021	2020	2021	2020
	$	$	$	$

Operating activities
Net (loss) earnings	(25,063)	13,048	(15,300)	(270)
Adjustments for:
Share-based compensation	2,090	1,682	5,390	4,365
Depletion and amortization	11,794	8,981	24,055	23,113
Impairment of assets	40,479	3,117	44,879	30,323
Finance costs	1,716	2,126	3,555	4,750
Share of loss of associates	1,861	1,458	1,893	3,174
Net gain on acquisition of investments	(211)	-	(649)	(2,845)
Change in fair value of financial assets at fair value through profit and loss	1,777	(2,316)	3,685	(1,006)
Net gain on dilution of investments	-	(10,381)	(1,391)	(10,381)
Net gain on disposal of investments	-	(1,226)	-	(1,226)
Foreign exchange loss (gain)	622	544	1,395	(1,557)
Flow-through shares premium income	(2,798)	-	(3,268)	-
Deferred income tax expense (recovery)	3,483	1,490	6,833	(2,025)
Other	(432)	33	493	75
Net cash flows provided by operating activities before changes in non-cash working capital items	35,318	18,556	71,570	46,490
Changes in non-cash working capital items	(4,401)	(3,134)	(19,329)	(7,268)
Net cash flows provided by operating activities	30,917	15,422	52,241	39,222

Investing activities
Net disposal of short-term investments	-	-	-	(1,069)
Acquisition of investments	(4,026)	(18,356)	(13,837)	(33,943)
Proceeds on disposal of investments	8,338	3,115	28,109	3,437
Acquisition of royalty and stream interests	(39,085)	(16,867)	(42,877)	(24,367)
Mining assets and plant and equipment	(53,839)	(11,561)	(89,651)	(26,415)
Exploration and evaluation expenses, net	(1,028)	-	(1,163)	(116)
Other	(201)	(5)	(201)	151
Net cash flows used in investing activities	(89,841)	(43,674)	(119,620)	(82,322)

Financing activities
Private placement of common shares	-	85,000	-	85,000
Increase in long-term debt	-	-	50,000	71,660
Repayment of long-term debt	-	-	(50,000)	-
Investments from minority shareholders	-	-	38,841	-
Share issue expenses from investments from minority shareholders	-	-	(2,581)	-
Exercise of share options and shares issued under the share purchase plan	8,129	773	13,107	1,133
Normal course issuer bid purchase of common shares	-	(977)	(4,464)	(3,933)
Dividends paid	(7,914)	(6,639)	(15,696)	(14,181)
Withholding taxes on settlement of restricted and deferred share units	(3,544)	(1,135)	(3,582)	(2,094)
Other	(1,931)	(476)	(2,783)	(672)
Net cash flows (used in) provided by financing activities	(5,260)	76,546	22,842	136,913
(Decrease) increase in cash before effects of exchange rate changes on cash	(64,184)	48,294	(44,537)	93,813
Effects of exchange rate changes on cash	(1,483)	(4,648)	(3,024)	(65)
(Decrease) increase in cash	(65,667)	43,646	(47,561)	93,748
Cash - beginning of period	320,630	158,325	302,524	108,223
Cash - end of period	254,963	201,971	254,963	201,971